AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 29, 1996.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              Sierra Tahoe Bancorp
-----------------------------------------------------------------------------
                               (Name of Issuer)

                            Common Stock No Par Value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   826497-10-9
      -------------------------------------------------------------------
                                 (CUSIP Number)
            Allen H. Blake, Senior Vice President, First Banks, Inc.
                        135 N. Meramec, Clayton, MO 63105
                                      (314)
                                    854-4600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 20, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         THIS STATEMENT CONTAINS ELEVEN (11) PAGES AND THE EXHIBIT INDEX
                              IS ON PAGE SIX (6).

SCHEDULE 13D
----------------------------------------
CUSIP NO.  826497-10-9                                      Page 2 of 11 Pages
----------------------------------------



---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DIERBERG FOUR, L.P.
                    43-1521079
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*           (a)
                                                                      (b) X

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
3          SEC USE ONLY
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS*

           BK, OO
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
---------- -------------------------------------------------------------------
------------------- -------- -------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 282,900 Common - Right to Acquire (Convertible
                             Debentures)
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                282,900 Common - Right to Acquire (Convertible
                             Debentures)
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- -------------------------------------------------
---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            282,900 Right to Acquire Common Shares - (Convertible Debentures)
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
---------- -------------------------------------------------------------------
---------- ---------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IV, PN
---------- -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION










Item 1. Security and Issuer

         This  statement   relates  to  the  8-1/2%   Convertible   Subordinated
Debentures due February 1, 2004 (the "Debentures") issued by Sierra Tahoe Bancorp ("Sierra"), whose principal executive offices are located at 10181 Truckee Tahoe Airport Road, Truckee, California 96161.

         The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of the common stock, no par value (the "Common Stock"), of Sierra at a conversion price of $10.00 per share, subject to adjustment in certain events.

Item 2. Identity and Background

     This statement is filed by Dierberg Four, L.P., a Delaware limited partnership ("Dierberg Four"). The general partner of Dierberg Four is First Securities America, Inc., a Missouri corporation. James F. Dierberg is the controlling shareholder of First Securities America, Inc. The directors and officers of First Securities America, Inc. are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director).

         The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2D, and is incorporated herein by reference.

         The information disclosed in Exhibits 2A through 2D is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the $2,829,000 principal amount of Debentures covered by this Schedule 13D was $3,479,670.00. Additionally, $5.00 was disbursed for handling and the Debenture accrued interest amounts adjusted. See Item 4. Dierberg Four purchased the Debentures with $450,000.00 cash proceeds and resources drawn from existing lines of credit negotiated in the ordinary course of business with two unaffiliated banks, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 4. Purpose of Transaction

         The $2,829,000 principal amount of Debentures covered by this statement were sold by Tidal Insurance Limited ("Tidal") through a broker and purchased by Dierberg Four. Dierberg Four is the controlling shareholder of Tidal. Tidal's disposition of the Debentures is reported in its separately filed Schedule 13D. Dierberg Four has the following plans with respect to the Debentures:

         (a) The Debentures covered by this statement are being held for investment purposes. Dierberg Four intends to continually assess the market for the Common Stock and Debentures. Dierberg Four or an affiliate may purchase additional shares or dispose of such shares of the Common Stock and/or Debentures from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain banking regulatory approvals may be required.

         (b-j)  None

Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Dierberg Four is based upon 2,592,419 shares outstanding at December 31, 1995, as indicated in a response to an inquiry made to Sierra, plus 282,900 shares, representing the conversion of Dierberg Four's Debentures to Common Stock at a conversion price of $10.00, or total shares of 2,875,319. On February 28, 1996, Dierberg Four beneficially owned $2,829,000 principal amount of debentures or, based on a conversion price of $10.00, the equivalent of 282,900 Common Stock represented by the Debentures, or approximately 9.84% of such number of shares.

         (b) Dierberg Four beneficially owns $2,829,000 principal amount of the Debentures and upon conversion of the Debentures, assuming a conversion price of $10.00, Dierberg Four would beneficially own 282,900 shares of Common Stock and have the sole power to vote and dispose of such shares.

         (c) All transactions in the shares of Common Stock and Debentures effected by Dierberg Four during the past sixty days are described on Exhibit 5(c) attached hereto. All such shares were purchased through a broker-dealer.

          (d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Dierberg Four is under the control of James F. Dierberg. See Item 2. above. James F. Dierberg and Mary W. Dierberg are husband and wife.

Item 7. Material to Be Filed as Exhibits

         Exhibit 5(c) - Transactions in the Common Stock and Debentures effected during the past sixty days.

         Exhibit 7 - Copy of lines of credit and demand notes, pursuant to request of Dierberg Four and instructions to the Form 13D, are included in the Confidential Exhibit Volume filed with the Secretary of the Commission and dated February 29, 1996.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            DIERBERG FOUR, L.P.


Date:February 29, 1996                       By:/s/James F. Dierberg
----------------------                       -----------------------
                                             James F. Dierberg, President of
                                             First Securities America, Inc.,
                                             General Partner

                                  EXHIBIT INDEX




Exhibit No.                                               Page No.

Exhibit 2A                                                   7

Exhibit 2B                                                   8

Exhibit 2C                                                   9

Exhibit 2D                                                   10

Exhibit 5(c)                                                 11

Exhibit 7                                                    *






* Confidential Exhibit, dated February 29, 1996, Filed with the Secretary of the Commission

                                   Exhibit 2A


DIERBERG FOUR, L.P.


State or Other Place of Organization:        Delaware


Principal Business:                          Investment in real estate
                                             and stocks


Address of Principal Business:               39 Glen Eagles Drive
                                             St. Louis, Missouri 63124


Address of Principal Office:                 39 Glen Eagles Drive
                                             St. Louis, Missouri 63124


Criminal Proceedings During Last 5 Years:    None


Civil Proceedings During Last 5 Years:       None

                                   Exhibit 2B


FIRST SECURITIES AMERICA, INC.  (General Partner of Dierberg Four, L.P.)


State or Other Place of Organization:       Missouri


Principal Business:                         Insurance and investments


Address of Principal Business:              Suite 404
                                            135 North Meramec,
                                            Clayton, Missouri 63105


Address of Principal Office:                Suite 404
                                            135 North Meramec,
                                            Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:   None


Civil Proceedings During Last 5 Years:      None

                                   Exhibit 2C


JAMES F. DIERBERG (Director and President of First Securities America, Inc.; controlling shareholder of First Securities America, Inc.)

Residence or Business Address:             39 Glen Eagles Drive, St.
                                           Louis, Missouri 63124


Principal Occupation or Employment:        Financial services


Name of Employer:                          First Banks, Inc.


Principal Business:                        Bank holding company


Address:                                   135 North Meramec,
                                           Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:  None


Civil Proceedings During Last 5 Years:     None


Citizenship:                               U.S.A.

                                   Exhibit 2D


MARY W. DIERBERG (Director, Secretary and Treasurer of First Securities America, Inc.)

Residence or Business Address:                 39 Glen Eagles Drive, St.
                                               Louis, Missouri 63124


Principal Occupation or Employment:            Housewife


Criminal Proceedings During Last 5 Years:      None


Civil Proceedings During Last 5 Years:         None


Citizenship:                                   U.S.A.

                                  Exhibit 5(c)

                               DIERBERG FOUR, L.P.

                   (Transactions Effected Within Past 60 Days)


PURCHASES OF 8-1/2% CONVERTIBLE SUBORDINATED DEBENTURES

Identity of                                     Principal      Price Per
Purchaser/Seller        Date of Purchase     Amount Purchased    Unit

Dierberg Four, L.P.     February 20, 1996       2,829,000       $123.00